SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

Tel:  41 21 732 01 01

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G67543101

Item 1.          Security and Issuer.

Item 1 is hereby amended, in pertinent part, by the following:

This Amendment No. 6 (this “Amendment No. 6”) relates to and amends the statement on Schedule 13D of Kudelski SA, a public limited company organized under the laws of Switzerland, Kudelski Interactive USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski US”), Kudelski Interactive Cayman, Ltd., an exempt company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski Cayman”), and André Kudelski, a Swiss citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), as such Schedule 13D has been amended through the date hereof, with respect to the Class A ordinary shares of no par value of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Issuer”).  This Amendment No. 6 also relates to the Class A ordinary shares issuable upon conversion of Class B ordinary shares of the Issuer.  The address of the Issuer’s principal executive offices is 275 Sacramento Street, San Francisco, California 94111.

Item 4.         Purpose of Transaction.

The amendments to Item 4 set forth in Amendment No. 5 to the Schedule 13D dated October 5, 2009, are hereby amended and restated, in pertinent part, as follows:

If following the consummation of the Offer the Kudelski Group owns ordinary shares of the Issuer representing 90% or more of the total voting power of the outstanding ordinary shares of the Issuer, the Kudelski Group will be eligible to cause the Issuer to redeem, under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended, all Class A ordinary shares that remain outstanding following the Offer and are not owned by the Kudelski Group.  If the Offer is consummated and a subsequent redemption takes place, shareholders not tendering in the Offer (and who do not exercise the statutory dissenters’ rights provided for under the laws of the British Virgin Islands) will receive the per share consideration paid in the redemption, which would be the “fair value” of the Class A ordinary shares as determined by the directors of the Issuer in accordance with their fiduciary duties under the laws of the British Virgin Islands.  If pursuant to the Offer Kudelski Cayman acquires 90% of the Class A ordinary shares not owned by the Kudelski Group, the Kudelski Group will cause the Issuer to redeem the outstanding Class A ordinary shares not owned by the Kudelski Group.   Furthermore, in that event, or if Kudelski Cayman acquires a sufficient number of shares in the Offer such that the Kudelski Group would be eligible to cause the Issuer to redeem the remaining Class A ordinary shares not owned by the Kudelski Group and the Kudelski Group does cause the Issuer to redeem such shares within 18 months after the expiration of the Offer, the Kudelski Group will advocate, and has agreed to take any steps reasonably necessary to ensure, that the fair value of the Class A ordinary shares as determined by the directors of the Issuer in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per share price paid in the Offer.

The Kudelski Group has made no decision at this time whether, if it is eligible to do so and it is not otherwise committed to cause a redemption, it will cause the Issuer to redeem all Class A ordinary shares that remain outstanding following the Offer that are not owned by the Kudelski Group.  The Kudelski Group currently intends to make such a decision following expiration of the Offer based on an analysis of all relevant facts.

After completion of the Offer and a subsequent redemption, the Issuer would be a wholly owned subsidiary of Kudelski SA.  At such time, the Kudelski Group expects to evaluate and review the Issuer and may consider changes to the Issuer’s management, business, assets, capitalization, corporate structure, operations, properties and strategic alternatives, as appropriate.  The Kudelski Group currently anticipates that

CUSIP No. G67543101

at such time it would cause the Issuer to substantially increase its investment in next-generation solutions, which may consume a substantial portion of the Issuer’s currently available cash resources.

The Class A ordinary shares of the Issuer are currently registered under the Act, and listed on The NASDAQ Global Market.  Following completion of a subsequent redemption, the Class A ordinary shares would cease to be listed on The NASDAQ Global Market, and the Kudelski Group would cause the Issuer to deregister the Class A ordinary shares under the Act and to suspend the Issuer’s reporting obligations with the Securities and Exchange Commission (the “SEC”).

The Kudelski Group will not seek to cause the Issuer to terminate voluntarily the listing of the Class A ordinary shares on The NASDAQ Global Market for a period of six months after the expiration of the Offer unless a subsequent redemption occurs or the Kudelski Group otherwise acquires all of the outstanding Class A ordinary shares.  After expiration of such six-month period, the Kudelski Group may seek to cause the Issuer to terminate voluntarily such listing.  Further, if the number of shareholders of record of the Issuer is reduced to below 300 and the other conditions for deregistration are satisfied, the Kudelski Group intends to seek to cause the Issuer to deregister the Class A ordinary shares under the Act and to suspend its reporting obligations with the SEC. In all events, the Kudelski Group intends to seek to cause the Issuer to discontinue quarterly conference calls and other activities not required by law or any listing agreement with The NASDAQ Global Market in order to reduce the cost and management attention associated with being a public company.

If a subsequent redemption does not take place, either because the Kudelski Group does not own ordinary shares of the Issuer representing 90% or more of the total voting power of the outstanding ordinary shares of the Issuer or because the Kudelski Group did not otherwise cause a subsequent redemption to occur, the Kudelski Group will review its options and may, among other things, not take any additional action at that time, purchase shares in the open market or privately negotiated transactions, make a new tender offer, take a more active role in overseeing the management and policies of the Issuer, seek to negotiate a merger or other business combination with the Issuer, take such other actions as it deem to be necessary or appropriate, or, to the extent it owns sufficient shares to do so, subsequently cause the Issuer to redeem the remaining Class A ordinary shares not owned by the Kudelski Group. If a redemption is not undertaken, the Kudelski Group intends to advocate through its board representation that the Issuer substantially increase its investment in next-generation solutions, which may require a substantial portion of the Issuer’s currently available cash resources.

CUSIP No. G67543101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2009

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ Mauro Saladini
Name:	Mauro Saladini
Title:	Executive Vice President and Chief Financial Officer

/s/ André Kudelski
André Kudelski

Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

By:	/s/ Santino Rumasuglia
Name:	Santino Rumasuglia
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer